SECUI 09056688 MISSION

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SEC FILE NUMBER
8 - 37193

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2009
Washington, DC
111

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Friedman, Luzzatto & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8117 Preston Road, Suite 690W
(No. and Street)

Dallas (City) — Texas (State) — 75225 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry L. Friedman — 972-404-1011
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name)*

815 Parker Square (Address) — Flower Mound (City) — Texas (State) — 75028 (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barry L. Friedman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Friedman, Luzzatto & Co., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

BRENDA BRONAUGH
Notary Public, State of Texas
My Commission Expires
May 20, 2012

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **NONE**
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FRIEDMAN, LUZZATTO & CO.

CONTENTS

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Friedman, Luzzatto & Co.

We have audited the accompanying statement of financial condition of Friedman, Luzzatto & Co. as of December 31, 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Friedman, Luzzatto & Co. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brad A. Kinder CPA

BRAD A. KINDER, CPA

Irving, Texas
February 20, 2009

FRIEDMAN, LUZZATTO & CO.
Statement of Financial Condition
December 31, 2008

ASSETS	
Cash and cash equivalents	$ 164,761
Prepaid expenses	157
Deferred income tax asset	62,478
TOTAL ASSETS	$ 227,396
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable	$ 3,414
Stockholders' Equity	
Preferred stock, Series A, 1,000 shares authorized, $0.01 par value, 1,000 shares issued and outstanding	10
Preferred stock, Series B, 233 shares authorized, $0.01 par value, 233 shares issued and outstanding	2
Common stock, 1,000,000 shares authorized, no par value, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	154,008
Retained earnings	68,962
TOTAL STOCKHOLDERS' EQUITY	223,982
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 227,396

See notes to financial statements.

FRIEDMAN, LUZZATTO & CO.
Statement of Income
Year Ended December 31, 2008

Revenue	
Consulting	$ 30,000
Interest income	3,388
TOTAL REVENUE	33,388
Expenses	
Computer expenses	$ 3,074
Overhead paid to related party	12,150
Professional fees	11,002
Regulatory fees	3,978
Other expenses	1,341
TOTAL EXPENSES	31,545
Net income before income taxes	1,843
Income tax expense - state	1,426
NET INCOME	$ 417

See notes to financial statements.

FRIEDMAN, LUZZATTO & CO.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2008

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2007	$ 12	$ 1,000	$ 154,008	$ 68,545	$ 223,565
Net income		-	-	417	417
Balances at December 31, 2008	$ 12	$ 1,000	$ 154,008	$ 68,962	$ 223,982

See notes to financial statements.

FRIEDMAN, LUZZATTO & CO.
Statement of Cash Flows
Year Ended December 31, 2008

Cash flows from operating activities:	
Net income	$ 417
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in operating assets and liabilities	
Decrease in clearing deposit	25,000
Decrease in prepaid expenses	703
Increase in accounts payable	3,414
Net cash provided by operating activities	29,534
Net increase in cash and cash equivalents	29,534
Cash and cash equivalents at beginning of year	135,227
Cash and cash equivalents at end of year	$ 164,761

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$ -
Income taxes - state	$ 1,426

See notes to financial statements.

FRIEDMAN, LUZZATTO & CO.
Notes to Financial Statements
December 31, 2008

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Organization and Nature of Business

Friedman, Luzzatto & Co. (the "Company") was organized in December 1986 as a Texas corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

The Company provides municipal bond placement agent services, financial advisory services and consulting to state and local governments nationwide.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Cash and cash equivalents, and accounts payable are short-term in nature and accordingly are recorded at fair value or amounts that approximate fair value.

Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Revenue Recognition

Placement fees, advisory fees and consulting revenue are recognized during the period in which the services are rendered.

Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for the benefit associated with the net operating loss carry forwards. The deferred tax assets and liabilities represent the future tax return consequences of those differenced which will either be taxable or deductible when the assets and liabilities are recovered or settled.

In December 2008, the Financial Accounting Standards Board issued FASB Staff Position (FSP) FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." FSP FIN 48-3 permits an entity within its scope to defer the effective date of FASB Interpretation 48 (Interpretation 48), *Accounting for Uncertainty in Income Taxes*, to its annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of Interpretation 48 for the year ending December 31, 2008. The Company evaluates its uncertain tax positions using the provisions of FASB Statement 5, *Accounting for Contingencies.* Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. The Company has no loss contingency recognized at December 31, 2008.

Note 2 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital and net capital requirements of $158,621 and $100,000, respectively. The Company's ratio of aggregate indebtedness to net capital was .02 to 1.

Note 3 - Preferred Stock

The Series A Preferred Stock entitles its holders to a 4% dividend which compounds annually on paid-in consideration of $10. No dividends have been declared on the Series A Preferred Stock since its issuance. The holders are also entitled to a liquidating distribution of $150 per share before any distribution to the holders of the Company's common stock.

The Series B Preferred Stock is on liquidation parity with the Series A Preferred Stock. The Series B Preferred Stock entitles its holders to a 4% dividend which compounds annually on paid in consideration of $35,000. No dividends have been declared on the Series B Preferred Stock since its issuance. The holders are also entitled to a liquidating distribution of $150 per share before any distribution to the holders of the Company's common stock. As of December 31, 2008, $25,608 of cumulative dividends are in arrears on Series B Preferred Stock ($109.91 per share).

Note 4 - Related Party Transactions/Concentration of Revenues

The Company has historically earned placement fees, advisory fees and consulting revenue from programs in which a corporate shareholder acted as the corporate lessor. The Company earned $30,000 in consulting revenue in a transaction with a related party, which represents approximately 90% of the Company's total revenue.

The Company, under a one year services agreement, effective January 1, 2008, with a corporate shareholder, incurred overhead expenses of $12,150. The agreement automatically renews annually unless terminated by either party. The agreement requires the related party to provide support services and office facilities. The Company also reimbursed such related party $5,449 for expenses paid on the Company's behalf. Included in accounts payable is $2,925 payable to this related party.

Note 5 - Income Taxes

The provision (benefit) for income tax was comprised of the following:

Current:	
Federal	$ 0
State	1,426
	1,426
Deferred:	
Federal	0
State	0
	0
Income tax expense	$ 1,426

As of December 31, 2008, the Company had a net Federal operating loss carry forward of approximately $183,000 available to carry forward, expiring in 2025. This net operating loss creates a deferred tax asset of $62,478.

Note 6 - Concentration of Credit Risk

The Company has money market funds held by and due from a national broker dealer of $136,316, which represents approximately 60% of total assets.

Schedule I

FRIEDMAN, LUZZATTO & CO.

Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
December 31, 2008

Total stockholders' equity qualified for net capital	$ 223,982
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses	157
Deferred income tax asset	62,478
Total deductions and/or charges	62,635
Net capital before haircuts on securities positions	161,348
Haircuts on securities:	
Cash equivalents	2,726
Net Capital	$ 158,621
Aggregate indebtedness	
Items included in statement of financial condition	
Accounts payable	$ 3,414
Total aggregate indebtedness	$ 3,414
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 100,000
Net capital in excess of minimum requirement	$ 58,621
Ratio: Aggregate indebtedness to net capital	.02 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2008 as filed by Friedman, Luzzatto & Co. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
Friedman, Luzzatto & Co.

In planning and performing our audit of the financial statements of Friedman, Luzzatto & Co. (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brad A. Kinder, CPA

BRAD A. KINDER, CPA

Irving, Texas
February 20, 2009